Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 29, 2024

Patrick Costello

Pam Long

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp.

Draft Registration Statement on Form S-1
Submitted November 10, 2021

CIK No. 0001890361

Dear Mr. Costello and Ms. Long:

On behalf of our client, A SPAC III Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 7, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

July 29, 2024 Page 2

Draft Registration Statement on Form S-1 submitted confidentially on November 10, 2021

Cover Page

1.	Provide a description of how cash is expected to be transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

Response: The Company has revised the disclosure on the cover page and on pages 10, 11, 80, 84, 127 and 129 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary, page 1

2.	We note your disclosure on page 47 that you believe you are not required to obtain any licenses or approvals to consummate the offering and while seeking a target for the initial business combination. Please disclose the consequences to you and your investors if you do not receive or maintain approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: The Company has revised the disclosure on the cover page and on pages 12 and 129 of the Amended Registration Statement in response to the Staff’s comment.

3.	We note your disclosure regarding foreign exchange restrictions and restrictions on cross boarder transfers starting on page 13. Please revise to also describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements.

Response: The Company has revised the disclosure on the cover page and on pages 10 and 127 of the Amended Registration Statement in response to the Staff’s comment.

Summary Risk Factors, page 38

4.	Please revise your summary risk factor section to add cross-references to the more detailed discussion of any China related risks in the prospectus.

Response: The Company has revised the disclosure on page 36 and 37 of the Amended Registration Statement in response to the Staff’s comment.

July 29, 2024 Page 3

Risk Factors, page 48

5.	We note disclosure on page 47 that the PCAOB is currently able to inspect your auditors, and that your auditor is currently registered with PCAOB. We also note your risk factors on pages 14, 81 and 89 regarding PCAOB inspection and delisting of the combined company's securities if you combine with a target based in China. Please also disclose any material risks to the company and investors if it is determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Please also clarify that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response: The Company has revised the disclosure on the cover page and on pages 13, 89, 90, 92, 99 and 100 of the Amended Registration Statement.

6.	In your risk factor on page 103, please explain how the oversight by the Cyberspace Administration of China could impact the process of searching for a target and completing an initial business combination.

Response: The Company has revised the disclosure on the cover page and on pages 82, 88 and 129 of the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso

Giovanni Caruso
Partner